Exhibit 99.1

Jumia Announces Completion of At-the-Market Offering

Balance Sheet Strengthened with $99.6 Million in Gross Proceeds

Lagos, Nigeria – AccessWire – August 16, 2024 – Jumia Technologies AG, (NYSE: JMIA) (“Jumia” or “the Company”) a leading e-commerce platform in Africa, today announced that it has completed its previously announced “at-the-market” (“ATM”) offering of 20,227,736 ADSs.

The ATM generated aggregate gross proceeds before commissions and offering expenses of $99.6 million. Jumia intends to use the proceeds for general corporate purposes, as well as to help to support its continued efforts around customer acquisition, expand its supplier base, scale its logistics network and improve marketing and vendor technology.

Francis Dufay, Jumia CEO commented, “We are pleased to announce the successful completion of this equity offering. Raising $99.6 million in gross proceeds provides Jumia with additional capital to further strengthen our balance sheet and help us to accelerate our growth trajectory as we progress along our path to profitability.”

On August 6, 2024, Jumia filed a prospectus supplement with the Securities and Exchange Commission for the sale of 20,227,736 ADSs through an “at-the-market” offering with RBC Capital Markets, LLC and Berenberg Capital Markets LLC as the Company’s agents.

About Jumia

Jumia is a leading pan-African e-commerce platform, with operations across 11 African countries. Its mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to customers, while helping businesses grow as they use Jumia’s platform to better reach and serve customers.

The Jumia platform consists of a marketplace, which connects more than 64,000 sellers with customers, a vast logistics network, which enables the shipment and delivery of packages, and a proprietary payment service, JumiaPay, which facilitates transactions among participants active on the Jumia platform in select markets. For more information, visit the Company’s website at https://group.jumia.com/.

For more information about Jumia, follow us on LinkedIn and Twitter.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this release include, but are not limited to, statements concerning the use of proceeds from the offering. Risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” in Jumia’s registration statement on Form F-3 and the relevant documents incorporated by reference into the registration statement on Form F-3. Forward-looking statements speak only as of the date the statements are made and are based on information available to Jumia at the time those statements are made and / or management’s good faith belief as of that time with respect to future events. Jumia assumes no obligation to update forward-looking statements to reflect events or circumstances after the date that they were made, except as required by law.

Contact

Sloane & Company

Jumia@sloanepr.com

Source: Jumia Technologies AG